UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-35224

Xunlei Limited

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/ Tao Thomas Wu
Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: November 23, 2015

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

Xunlei Announces Unaudited Quarterly Results and Appoints Co-Chief Executive Officer

•	Project Crystal Achieving First Time Revenues from Sales of Crowd-sourced Bandwidth

•	Total Revenues of US$33.5 Million Exceeding High End of Guidance Range

SHENZHEN, China, November 18, 2015 (GLOBE NEWSWIRE) — Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq:XNET), China’s leading provider of acceleration products and services, today announced its unaudited financial results for the third quarter ended September 30, 2015 and the appointment of Mr. Lei Chen, its Chief Technology Officer, as the Co-Chief Executive Officer of the Company.

Third Quarter 2015 Financial Highlights (results presented herein exclude Xunlei Kankan, discontinued operations, unless specified otherwise1)

•	Internet value-added services revenues (including revenues from Project Crystal) were US$12.1 million, representing a 32.1% increase from the previous quarter, and a 60.1% increase from the corresponding period of last year.

•	Total revenues were US$33.5 million, representing a 7.5% increase from the previous quarter.

•	Operating loss was US$2.0 million, compared with operating loss of US$3.2 million in the previous quarter.

•	Non-GAAP operating income[2] was US$0.7 million, compared with a loss of US$0.8 million in the previous quarter.

Appointment of Co-CEO

Effective immediately, Xunlei’s board of directors has appointed Mr. Lei Chen, the Company’s Chief Technology Officer, as Co-Chief Executive Officer. Simultaneously, Mr. Chen resigned as Xunlei’s Chief Technology Officer, a post he has held since joining the Company in November 2014. Mr. Chen has been instrumental in leading the Company’s crowd-sourced CDN effort (Project Crystal), which achieved first time revenues from sales of crowd-sourced bandwidth this past quarter. Mr. Chen has a wealth of industry experiences in cloud computing, software architecture and online infrastructure from his previous roles at Tencent, Google, and Microsoft.

[1]	In July 2015, the Company completed and announced the divesture of its entire stake in Xunlei KanKan, its online video streaming business. For details, see the Company’s earnings release containing unaudited financial results for the second quarter of 2015, issued on August 12, 2015. According to applicable accounting standards, assets and liabilities related to Xunlei Kankan were reclassified as assets/liabilities held for sale as of December 31, 2014, while results of operations related to Xunlei Kankan, including comparatives, were reported as loss from discontinued operations. Figures presented in this release are related to continuing operations only, and exclude results from Xunlei Kankan unless indicated otherwise.
[2]	Non-GAAP financial measures in this release exclude share-based compensation expenses. See “About Non-GAAP Financial Measures” at the end of this release.

“I have personally witnessed Lei’s impressive technology and product insights and prowess. As importantly, his energy and leadership skills were critical for the success of Project Crystal this past year. We look forward to Lei’s extension of his leadership to guide Xunlei at large,” said Sean Zou, Co-Founder and Co-CEO of Xunlei.

“I am honored by the board’s trust in me. Xunlei has vast capability and experience in P2P cloud computing, which we expect will power the growth of the relevant sharing economy. I am confident that Xunlei is well-positioned to take advantage of this growth opportunity and look forward to working with Sean and the rest of the management team to lead the Company to greater heights,” said Mr. Lei Chen.

Third Quarter 2015 Results (results presented herein exclude Xunlei Kankan, discontinued operations, unless specified otherwise)

Total Revenues

Internet value-added services revenues (including revenues from Project Crystal) were US$12.1million, up 32.1% sequentially and 60.1% year-over-year. Growth in revenues from Project Crystal, which achieved first time sales of crowd-sourced bandwidth this past quarter, was the primary contributor for the growth in IVAS revenues.

Subscription revenues were US$20.4 million, down 3.2% sequentially. The decrease is primarily impacted by depreciation in RMB. The number of subscribers as of September 30, 2015 was 4.94 million.

Total revenues were US$33.5 million, up 7.5% sequentially, exceeding the high end of the Company’s previously issued guidance range. Growth in IVAS revenues (which included revenues from Project Crystal) was a main contributor.

Cost of Revenues

Cost of revenues was US$15.8 million, representing 47% of revenue.

Bandwidth costs: Bandwidth costs were US$9.5 million, representing 28.4% of total revenues, compared with 29.9% in the previous quarter.

Gross Profit and Gross Margin

Gross profit for the quarter was US$17.7 million, up 5.4% sequentially. Gross margin was 52.7%, compared with 53.8% in the previous quarter.

Operating Expenses

Total operating expenses for the quarter were US$19.6 million, essentially remaining stable on a sequential basis.

Research and development expenses

Research and development expenses for the quarter were US$9.2 million, accounting for 27.6% of total revenues, compared with 30.9% in the previous period.

Sales and marketing expenses

Sales and marketing expenses for the quarter were US$3.9 million, accounting for 11.5% of total revenues, compared with 7.9% in the previous period. The increase is primarily attributable to marketing expenses associated with Project Crystal.

General and administrative expenses

General and administrative expenses for the quarter were US$6.5 million, compared with US$7.3 million in the third quarter of 2014. The decline partly reflected organizational synergy from recent business restructurings.

Operating Loss

Operating loss was US$2.0 million, compared with operating loss of US$3.2 million in the previous quarter. The company continues to invest in a range of new technologies and services, including its mobile initiatives which are still making losses.

Income from discontinued operations, which represents income from Xunlei Kankan including a disposal gain of US$1.5 million, was US$0.7 million in the third quarter of 2015, compared with a loss of US$2.7 million in the previous period.

Net Income and EPS

Net loss from continuing operations was US$3.3 million in the third quarter of 2015, compared with income of US$3.1 million in the previous period. Non-GAAP net loss from continuing operations was US$0.7 million in the third quarter of 2015, compared with income of US$5.5 million in the previous period. Currency translation loss from the Company’s offshore non-US cash values contributed to the decline in net income on both GAAP and Non-GAAP basis.

Diluted loss per ADS from continuing operations in the third quarter of 2015 was US$0.0453. Non-GAAP diluted loss from continuing operations per ADS in the third quarter of 2015 was US$0.0063.

Cash Balance

As of September 30, 2015, the Company had cash, cash equivalents and short-term investments of US$446.7 million, up from US$433.7 million as of December 31, 2014.

Outlook

The Company remains confident in its core strategy of ongoing innovation through Project Crystal and continues to advance on the technology front and expand in terms of scale. In the near term, the Company’s PC-based download acceleration subscriptions remain subject to influence by the continuing government scrutiny of internet content in China, which may have ongoing negative impact on the Company’s subscription revenues. In addition, the Company has permitted temporary suspension of services provided to about 311,000 existing subscribers as of the end of the third quarter of 2015.

Guidance for Fourth Quarter 2015

For the fourth quarter of 2015, Xunlei estimates total revenues from continuing operations to be between US$31 million to US$34 million. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and change could be material.

Conference Call Details

Xunlei’s management will host a conference call at 8:00 a.m. US Eastern Time (9:00 p.m. Beijing/Hong Kong Time) on November 19, 2015, to discuss the Company’s quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654

Hong Kong:	800-906-606

United States:	+1-855-500-8701

International:	+65 6713-5440

Passcode:	73451624

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065

Hong Kong:	800-963-117

United States:	+1-855-452-5696

International:	+61-2-9003-4211

Replay Passcode:	73451624

Replay End Date:	November 26, 2015

About Xunlei

Xunlei Limited (“Xunlei”) is the No. 1 acceleration product provider in China as measured by market share in September 2015, according to iResearch. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users’ digital media content access and consumption needs.

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 33912907

Website: hppt://ir.xunlei.com

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations, the “Outlook” and “Guidance” sections in this press release, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which (1) may not be indicative of Xunlei’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to Xunlei’s historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Sept 30, 2015	December 31, 2014
	US$	US$

Assets

Current assets:
Cash and cash equivalents	374,734	404,275
Short-term investments	71,990	29,427
Accounts receivable, net	7,985	5,180
Inventories	534	—
Deferred tax assets	465	2,091
Due from related parties	235	22
Prepayments and other current assets	12,855	13,890
Held-for-sale assets	—	47,045

Total current assets	468,798	501,930

Non-current assets:
Long-term investments	11,010	5,498
Deferred tax assets	10,320	10,862
Property and equipment, net	14,337	16,408
Intangible assets, net	14,385	15,100
Goodwill	22,352	23,237
Prepayment for content copyrights	—	1,532
Other long-term prepayments and receivables	5,939	5,795

Total assets	547,141	580,362

Liabilities
Current liabilities:
Accounts payable	27,622	14,937
Due to a related party	58	84
Deferred revenue and income, current portion	25,053	27,745
Income tax payable	2,457	2,554
Accrued liabilities and other payables	22,643	30,333
Held-for-sale liabilities[3]	—	27,367

Total current liabilities	77,833	103,020

Non-current liabilities:
Deferred revenue and income	5,831	6,825
Deferred tax liability, non-current portion	7,788	8,552
Due to related parties, non-current portion	4,287	4,137
Other long-term payable	837	807

Total liabilities	96,576	123,341

Commitments and contingencies

Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 357,886,089 shares issued and 327,611,487 shares outstanding as at December 31, 2014; 368,877,209 shares issued and 337,539,505 shares outstanding as at September 30, 2015)	84	82
Additional paid-in-capital	455,946	446,202
Accumulated other comprehensive income	(753)	5,894
Statutory reserves	5,132	5,132
Treasury shares (30,274,602 shares and 31,337,704 shares as at December 31, 2014 and September 30, 2015, respectively)	8	7

Retained earnings / (Accumulated deficits)	(8,290)	574

Total Xunlei Limited’s shareholders’ equity	452,127	457,891
Non-controlling interests	(1,562)	(870)

Total liabilities and shareholders’ equity	547,141	580,362

[3]	The amount of held for sale liabilities as at December 31, 2014 has been adjusted due to new information available during the quarter ended September 30, 2015.

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sept 30, 2015	June 30, 2015	Sept 30, 2014
	US$	US$	US$

Revenues, net of rebates and discounts	33,510	31,171	34,085

Business taxes and surcharges	(93)	(80)	(118)

Net revenues	33,417	31,091	33,967
Cost of revenues	(15,752)	(14,336)	(13,670)

Gross profit	17,665	16,755	20,297

Operating expenses
Research and development expenses	(9,235)	(9,631)	(7,559)
Sales and marketing expenses	(3,867)	(2,475)	(3,475)
General and administrative expenses	(6,518)	(7,838)	(7,334)

Total operating expenses	(19,620)	(19,944)	(18,368)

Operating (loss)/income	(1,955)	(3,189)	1,929

Interest income	1,291	1,597	2,154
Interest expense	(60)	(60)	(60)
Other income/(loss), net	(2,198)	3,910	1,461
Share of income/(loss) from equity investee	45	(116)	(93)

Income from continuing operations before income taxes	(2,877)	2,142	5,391
Income tax benefit / (expense)	(407)	954	(947)

Net income from continuing operations	(3,284)	3,096	4,444

Discontinued operations
Income / (loss) from discontinued operations before income taxes (including disposal gain of 1,505)	695	(2,677)	(4,163)
Income tax expense	(1,199)	(1,672)	(191)

Net loss from discontinued operations	(504)	(4,349)	(4,354)

Net (loss)/income	(3,788)	(1,253)	90
Less: net loss attributable to non-controlling interest	(230)	(238)	(259)

Net (loss)/income attributable to Xunlei	(3,558)	(1,015)	349

Net income/(loss) attributable to common shareholders	(3,558)	(1,015)	349

Earnings/(loss) per share for common shares, basic
Continuing operations	(0.0091)	0.0099	0.0145
Discontinued operations	(0.0015)	(0.0129)	(0.0134)

Total earnings/(loss) per share for common shares, basic	(0.0106)	(0.0030)	0.0011

Earnings/(loss) per share for common shares, diluted
Continuing operations	(0.0091)	0.0099	0.0140
Discontinued operations	(0.0015)	(0.0129)	(0.0130)

Total earnings/(loss) per share for common shares, diluted	(0.0106)	(0.0030)	0.0010

Earnings/(loss) per ADS, basic
Continuing operations	(0.0453)	0.0496	0.0724
Discontinued operations	(0.0075)	(0.0647)	(0.0670)

Total earnings/(loss) per ADS, basic	(0.0528)	(0.0151)	0.0054

Earnings/(loss) per ADS, diluted
Continuing operations	(0.0453)	0.0496	0.0700
Discontinued operations	(0.0075)	(0.0647)	(0.0648)

Total earnings/(loss) per ADS, diluted	(0.0528)	(0.0151)	0.0052

Weighted average number of common shares used in calculating continuing operations:
Basic	337,070,061	335,835,501	325,028,169
Diluted	337,070,061	335,835,501	336,112,324

Weighted average number of ADSs used in calculating continuing operations :
Basic	67,414,012	67,167,100	65,005,634
Diluted	67,414,012	67,167,100	67,222,465

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sept 30, 2015	June 30, 2015	Sept 30, 2014
	US$	US$	US$

GAAP operating income/(loss)	(1,955)	(3,189)	1,929
Share-based compensation expenses	2,627	2,365	1,933

Non-GAAP operating income	672	(824)	3,862

GAAP net income/(loss) from continuing operations	(3,284)	3,096	4,444
Share-based compensation expenses	2,627	2,365	1,933
Non-GAAP net income/(loss) from continuing operations	(657)	5,461	6,377

GAAP earnings/(loss) per share for common shares attributable to continuing operations:

Basic	(0.0091)	0.0099	0.0145

Diluted	(0.0091)	0.0099	0.0140

GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	(0.0453)	0.0496	0.0724
Diluted	(0.0453)	0.0496	0.0700

Non-GAAP earnings per share for common shares attributable to continuing operations:

Basic	(0.0013)	0.0170	0.0204

Diluted	(0.0013)	0.0170	0.0197

Non-GAAP earnings per ADS attributable to continuing operations:

Basic	(0.0063)	0.0849	0.1021

Diluted	(0.0083)	0.0849	0.0987

Weighted average number of common shares used in calculating:
Basic	337,070,061	335,835,501	325,028,169
Diluted	337,070,061	335,835,501	336,112,324

Weighted average number of ADSs used in calculating:
Basic	67,414,012	67,167,100	65,005,634
Diluted	67,414,012	67,167,100	67,222,465